Himalaya Technologies

February 9, 2023

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Himalaya Technologies, Inc.
Offering Statement on Form 1-A
First Filed on August 9, 2022 Amendment #8 filed February 07, 2023
File No. 024-11980

Acceleration or Qualifiction Request

Requested Date: February 13, 2023

Requested Time: 4:00 PM Eastern Time

Dear Sir or Madam:

Himalaya Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Milan Saha, as legal counsel, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s Offering in its Form 1-A/A is under Regulation Tier 2 and therefore does not require any state blue sky approvals.

There is no compensation arrangement that requires FINRA approval.

The Company requests that it be notified of such qualification by a telephone call to Milan Saha at (646) 397-9056 or email to him at: milan@milangroup.us.

Very truly yours,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Vikram Grover
Chief Executive Officer